SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: May 25, 2004

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Information Memorandum and Notice of General Meeting

PRANA BIOTECHNOLOGY LIMITED	{LOGO}

INFORMATION MEMORANDUM

and

NOTICE OF GENERAL MEETING

3 May 2004

The following notice has been despatched to shareholders today.

Richard Revelins Company Secretary

PRANA BIOTECHNOLOGY LIMITED ABN 37 080 699 065

INFORMATION MEMORANDUM

This Information Memorandum is dated 30 April 2004 and is provided to Members of Prana Biotechnology Ltd (“Prana” or “the Company”) in connection with a General Meeting of the Company to be held on 1 June 2004.

Proposed Placement

The Company has entered agreements with new institutional investors in respect of a proposed placement of 4 million American Depository Receipts (“ADR’s”) at US$5.00 per ADR together with 5 year warrants to purchase an additional 3 million ADR’s at an exercise price of US$8.00 per ADR (“the Placement”). The Placement would raise US$20 million before costs. If exercised, the warrants would raise an additional US$24 million.

Funds raised by the issue will be used as working capital and for general corporate purposes to enable the Company to independently fund further trials of its MPAC technology (Metal Protein Attenuating Compounds), including accelerating the development of PBT-2 into clinical trials planned for later this year, and to pay the costs of the issue.

Each ADR represents 10 ordinary shares in the capital of the Company. Accordingly, the Placement involves the issue of 40 million ordinary shares and the issue of warrants in respect of 30 million ordinary shares. The subscribers under the Placement are institutional and professional investors in the US named in the proposed Resolution set out in the Notice of Meeting which this Explanatory Statement accompanies and forms part of. The institutional and professional investors were led by OrbiMed Advisors and XMark Funds. Rodman & Renshaw, LLC acted as the placement agent for the offering. Pursuant to Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited (“ASX”), shareholder approval is required to be obtained before the shares and warrants are issued. The Resolution is proposed for this purpose.

The shares proposed to be issued are ordinary shares of the Company which will rank pari passu with the existing ordinary shares of the Company. The shares will be represented by ADR’s. At the current Australian dollar / US dollar conversion rate this represents a placement price of 69.93 cents per share Australian. The Company has previously issued ADR’s, and the terms of the ADR’s will be the same as the Company’s existing ADR’s. ADR’s represent shares and are used for trading on NASDAQ as part of the Company’s dual listing on that Exchange and the ASX. Prana’s ADRs trade on NASDAQ under the symbol PRAN. Shares represented by ADR’s are issued to the Company’s Depository Service Provider, The Bank of New York. Receipts representing 10 shares each are traded on NASDAQ.

The Company is also issuing warrants. Each warrant entitles the holder to acquire an ADR at an exercise price of US$8.00 each. At the current Australian dollar / US dollar conversion rate this represents a conversion price for the warrants of $1.12 per share Australian. The warrants can be exercised at any time up to 5 years after their issue, and will expire on the date which is 5 years after being issued following receiving shareholder approval for the Placement. The warrants will not trade on any market.

Upon exercise of a warrant, the Company must create ADR’s by issuing shares to The Bank of New York. The terms of issue of warrants provide that if there is a re-organisation of the Company’s capital the warrants are also re-organised. If the Company proposes issuing any shares (other than shares subject to outstanding convertible securities or options) during the eighteen months following the closing of the placement it must give the investors a right of first refusal. If the Company determines to make a distribution to all holders of its ordinary shares of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends, etc.), it must give each warrant holder 5 days notice of its intention to do so and if a majority of warrant holders object to the distribution the Company must not proceed until

Prana Biotechnology Ltd. -- Information Memorandum	Page 2

the consent of the warrant holders is obtained. Warrant holders may not withhold their consent unreasonably. The Company is required to maintain a Registration Statement to enable the resale of ADR’s following the exercise of the warrants.

The shares and the warrants will be issued not later than three business days after the approval of the Proposal at the meeting.

Directors’ Recommendation

After having duly considered the terms of the proposed Placement each of the Directors recommend that shareholders vote in favour of the resolution and approve the Placement and authorise the issue of shares and warrants to investors. The raising which represents approximately $27 million in Australian dollars is a great achievement for a company of Prana’s size and status. The quality and reputation of the U.S. institutions who have committed to subscribe for the securities provides a strong endorsement of the Company’s science, the quality of its management and outlook for the future development of its therapies.

None of the Directors of the Company have an interest in the subject matter of the Resolution or will receive a benefit other than benefits the same as benefits would be received by all shareholders.

Each of the Directors intends to vote any shares he holds or controls and any undirected proxies in favour of the Resolution.

Action To Be Taken

Members are requested to either attend personally at the forthcoming meeting at Suite 2, 1233 High Street, Armadale, Victoria, at 10.30am,on Tuesday 1 June 2004 or to forward their proxy form duly completed to be received at the registered office of the Company at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143 (or by facsimile to (03) 9824 8161 (international: +61 3 9824 8161), at least forty-eight (48) hours before the time for holding the meeting.

PRANA BIOTECHNOLOGY LIMITED ABN 37 080 699 065

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Prana Biotechnology Limited will be held at Suite 2, 1233 High Street, Armadale, Victoria on Tuesday, 1 June 2004 at 10.30am.

AGENDA

ORDINARY BUSINESS

To consider and if thought fit, to pass the following as an ordinary resolution:

Resolution: Approval of Proposed Placement

“That Members approve the issue to the proposed recipients named below of the number of shares and warrants set out against each proposed recipient’s name, at an issue price of US$0.50 per ordinary share and 3 for 4 attaching warrant:

Proposed recipient	Number of Shares, represented by American Depositary Receipts (“ADRs”)	Number of Warrants, each to acquire 1 ADR representing 10 shares
Albert Fried & Company, LLC	2,000,000 (200,000 ADRs)	150,000
Bristol Capital Advisors, LLC	2,000,000 (200,000 ADRs)	150,000
DKR Oasis Capital	2,000,000 (200,000 ADRs)	150,000
Highbridge Capital Management, LLC	6,000,000 (600,000 ADRs)	450,000
OrbiMed Advisors LLC	8,000,000 (800,000 ADRs)	600,000
Perceptive Lifesciences	2,000,000 (200,000 ADRs)	150,000
Ramius Capital Group, LLC	2,000,000 (200,000 ADRs)	150,000
Sands Brothers Venture Capital Funds	2,000,000 (200,000 ADRs)	150,000
SF Capital	2,000,000 (200,000 ADRs)	150,000
Treeline Capital	2,000,000 (200,000 ADRs)	150,000
Viking Global Investors	2,000,000 (200,000 ADRs)	150,000
William Harris	2,000,000 (200,000 ADRs)	150,000
Xmark Funds	6,000,000 (600,000 ADRs)	450,000

Total	40,000,000 (4,000,000 ADRs)	3,000,000

Dated: 30 April 2004

By the order of the Board

Richard Revelins Company Secretary

The accompanying Information Memorandum and the Proxy and Voting Instructions form part of this Notice of Meeting.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

(a)	one proxy if the member is only entitled to one vote; and

(b)	one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged at or sent by facsimile transmission to the registered office of the Company at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143 or facsimile (03) 9824 8161 (international: +61 3 9824 8161) not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company.

A proxy form is attached to this Notice.

The Chairman intends to cast undirected proxies in favour of the Resolution.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting.

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 9am on 31 May 2004 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

Voting Exclusion Statement

The Company will disregard any votes cast on the Resolution by:

a)	a person who may participate in the proposed issue and a person who might obtain a benefit except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed; or

b)	an associate of those persons.

However, the Company need not disregard a vote on the Resolution if:

•	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PRANA BIOTECHNOLOGY LIMITED ABN 37 080 699 065

PROXY FORM

If you do not wish to direct your proxy how to vote, please place a mark in the box [ ]

I/We ________________________________________________________

of _______________________________________________________

being a member(s) of Prana Biotechnology Limited

and entitled to ____________________ shares appoints:

Name of Proxy: ________________________________________________

Address of Proxy: ________________________________________________

By marking this box you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. The Chairman intends voting undirected proxies in favour of the resolution.

or in his/her absence, the Chairman of the meeting as my/our proxy to vote on my/our behalf at the General Meeting of the Company to be held at Suite 2, 1233 High Street, Armadale, Victoria on Tuesday, 1 June 2004 at 10.30am and at any adjournment of that meeting.

If two proxies are appointed, complete the following sentence:

This proxy is authorised to exercise ______________ votes/ _______ % of my/our total voting rights.

Proxy Instructions

To instruct your proxy how to vote, insert `X’ in the appropriate column against each resolution set out below. If you do not instruct your proxy how to vote on a resolution, your proxy may vote as he/she thinks fit or abstain from voting.

I/We direct my/our proxy to vote as indicated below:

		For	Against	Abstain
		[ ]	[ ]	[ ]
Resolution	Approval of Proposed Placement

If a person: ____________________________ (Signature) ____________________________ Name (print) Date: _____/_____/_____

If a company:

EXECUTED by:                          ___________________________
                                                         Name of company (print)

In accordance with the
Corporations Act

__________________                   __________________________
(Signature)                                                  (Signature)

Date: _____/_____/_____

This proxy and any power of attorney or other authority under which it is signed (or a certified copy) must be lodged at:

(a)	Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143;

(b)	Facsimile number (03) 9824 8161 (international: +61 3 9824 8161), by 10.30am, Sunday, 30 May 2004, being not less than 48 hours before the time for holding the meeting or adjourned meeting as the case may be.